SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                 FINET.COM, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)

                                    317922201
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                                 (CUSIP Number)

                              Roger S. Mertz, Esq.
                     Allen Matkins Leck Gamble & Mallory LLP
                           333 Bush Street, 17th Floor
                          San Francisco, CA 94104-2806
                                 (415) 837-1515
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               SEPTEMBER 15, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), Rule 13d-l(f) or Rule 13d-l(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                  SCHEDULE 13D

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CUSIP No. 317922201                                            PAGE 2 OF 5 PAGES
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 1.      NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Americo Ferreira Amorim
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 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a)  {  }
                  (b)  {  }
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 3.      SEC USE ONLY

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 4.      SOURCE OF FUNDS*

         PF (Personal funds)
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 5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                {  }
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 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         The reporting person has Portuguese citizenship.
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                7.  SOLE VOTING POWER

                    Mr. Amorim has sole voting power over the 5,713,420 shares
    NUMBER OF   ----------------------------------------------------------------
     SHARES     8.  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY        None
      EACH      ----------------------------------------------------------------
    REPORTING   9.  SOLE DISPOSITIVE POWER
     PERSON
      WITH          None
                ----------------------------------------------------------------
                10. SHARED DISPOSITIVE POWER

                    Mr. Amorim has sole power to dispose of the 5,713,420 shares
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,713,420 (of which 1,000,000 represent Common Stock Purchase Warrants)
-----------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES            {   }
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.05%
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14.      TYPE OF REPORTING PERSON*

         IN (the reporting person is an individual)
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


                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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CUSIP No. 317922201                                            PAGE 3 OF 5 PAGES
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INTRODUCTION

     This Amendment No. 1 relates to the Schedule 13D filed on behalf of Americo Ferreira Amorim with the Securities and Exchange Commission on January 9, 1999 (the "Schedule 13D").

ITEM 1. SECURITY AND ISSUER.

     The class of securities to which this Statement relates is Common Stock of FiNet.com, Inc. (the "Company") whose principal executive offices are located at 2527 Camino Ramon, Suite 250, San Ramon, California 94583.

ITEM 2. IDENTITY AND BACKGROUND.

     This Statement is being filed by and on behalf of the beneficial owner listed below (the "Reporting Person"). Information with regard to the Reporting Person is set forth below.

     (a)   Name: Americo Ferreira Amorim

     (b)   Residence or Business Address:

           Edificio Amorim II
           Meladas - Apartado 47
           4536 Mozelos VFR
           Portugal

     (c)   Present principal occupation and name of employer:

           Cork manufacturing, self employed

     (d-e) During the last five years the Reporting Person has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of an administrative body of competent jurisdiction, and as a result thereof, been or is subject to a judgment, decree or final order enjoining future violations of federal or state securities laws.

     (f) The Reporting Person's citizenship is Portugal.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source of the funds is personal funds. The amount or consideration for the purchases described below was approximately $2,000,000.

ITEM 4. PURPOSE OF TRANSACTION.

     The reporting person has acquired beneficial ownership of the securities for investment purposes. Depending on market conditions and other factors, the reporting person may make further purchases of the Company's securities or may sell or otherwise dispose of all or portions of such securities, if such sales and purchases would be desirable investments. As of the date hereof, the reporting person has no present plans or proposals with respect to any material change in the Company's business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 of Schedule 13D.


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CUSIP No. 317922201                                            PAGE 4 OF 5 PAGES
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ITEM 5. INTEREST IN SECURITIES OF ISSUER.

     (a) The Reporting Person beneficially owns 5,713,420* shares of the Company (of which 1,000,000 represent warrants to purchase Common Stock). The Reporting Person owns 5.05% of the Company's outstanding shares of Common Stock.

     *Reflects (i) 1,052,500 shares owned of record by Mr. Amorim and (ii) 4,660,920 shares owned by Fondation Pamalu, a Liechenstein foundation, of which Mr. Amorim may be deemed to be a beneficiary.

     (b) The Reporting Person has the sole power to vote and dispose of the 5,713,420 shares.


     (c) The trading dates, number of shares purchased or sold and the price per share for all transactions by the Reporting Person during the past 60 days or since the most recent filing on Schedule 13D are set forth below. All purchases were effected via privately negotiated transactions with the Company. All sales were open market transactions and were effected on the NASDAQ National Market. No other transactions were effected by the Reporting Person during such period.



   Type of      Type of      Transaction          Amount
  Security      Transfer         Date           Transferred          Price
  --------      --------     -----------        -----------          -----

1. Common       Purchase    October 30, 1998     2,500,000     $0.800 per share
   Stock

2. Common         Sale     September 15, 2000    2,286,580(1)  $0.545 per share
   Stock


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(1) Reflects (i) 947,500 shares sold by Mr. Amorim and (ii) 1,339,080 shares sold by Fondation Pamalu, of which Mr. Amorim may be deemed to be a beneficiary.

     (d) No other person has the right to receive or power to direct the receipt of dividends from or proceeds from the sale of the Company.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     To the best knowledge of the undersigned Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company.



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CUSIP No. 317922201                                           PAGE 5 OF 5 PAGES
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        None.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  November 20, 2000




By:  /s/  AMERICO FERREIRA AMORIM
     --------------------------------
        Americo Ferreira Amorim